Exhibit 99.1

February 24, 2021

GOLD STANDARD VENTURES TO PRESENT AT THE BMO GLOBAL METALS & MINING CONFERENCE

VANCOUVER, B.C. – Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) announced today that Jason Attew, President and CEO, will present virtually at the BMO Global Metals & Mining Conference on Wednesday, March 3, 2021 at 3:30 p.m. ET.

The presentation will be available on the “Investors” section of the Company’s website.

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

For further information contact:

Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

Gold Standard Ventures Corp.	PHONE +1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com		Vancouver, BC, Canada V6C 1B4